Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Earnings Release Date
New York, February 8, 2011 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that it will file its fourth quarter and full year results for 2010 on Form 6-K with the U.S. Securities and Exchange Commission on February 22, 2011, to be followed by a conference call on the same day at 8:30 a.m. Eastern Time (or 9:30 p.m. Hong Kong Time).
To join the conference call, please use the dial-in details below:

US Toll Free	1 866 700 7441
US Toll / International	1 617 213 8839
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	080 823 47616
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	82415411

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:
Geoffrey Davis, CFA
Deputy CFO and Treasurer
Tel: +1 212 671 1936 or +852 2598 3601
Email: geoffreydavis@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com